Exhibit 99.1

SOUND CORE BUSINESS GROWTH IN Q1 2020
GUIDANCE REVISED TO REFLECT PRESENT CONSTRAINTS AND UNCERTAINTIES

•	Total shipments of 2,738 units, up +4.9%

•	Net revenues of Euro 932 million, almost in line with prior year despite lower F1 and other revenues

•	Adj. EBITDA(1) of Euro 317 million, up +1.9% with an Adj. EBITDA margin of 34.0%

•	Adj. EBIT(1) lower than the prior year, embedding higher D&A

•	Industrial free cash flow(1) generation of Euro 73 million

(In Euro million,	For the three months ended
unless otherwise stated)	March 31,
	2020	2019	Change
Shipments (in units)	2,738	2,610	128	5%
Net revenues	932	940	(8)	(1%)
EBITDA(1)	317	311	6	2%
Adj. EBITDA(1)	317	311	6	2%
Adj. EBITDA margin(1)	34.0%	33.1%	+90 bps
EBIT	220	232	(12)	(5%)
Adj. EBIT(1)	220	232	(12)	(5%)
Adj. EBIT margin(1)	23.6%	24.7%	(110 bps)
Net profit	166	180	(14)	(8%)
Adj. net profit(1)	166	180	(14)	(8%)
Basic earnings per share (in Euro)	0.90	0.95	(0.05)	(5%)
Diluted earnings per share (in Euro)	0.90	0.95	(0.05)	(5%)
Adj. basic earnings per share (in Euro)(1)	0.90	0.95	(0.05)	(5%)
Adj. diluted earnings per share (in Euro)(1)	0.90	0.95	(0.05)	(5%)

Revised Guidance 2020 vs. previous guidance:

•	Net revenues: Euro 3.4-3.6 billion (from > Euro 4.1 billion)

•	Adj. EBITDA: Euro 1.05-1.20 billion (from Euro 1.38-1.43 billion)

•	Adj. EBIT: Euro 0.6-0.8 billion (from Euro 0.95-1.0 billion)

•	Adj. diluted EPS: Euro 2.4-3.1(2) per share (from Euro 3.90-3.95(3) per share)

•	Industrial free cash flow: Euro 0.1-0.2 billion (from ≥ Euro 0.4 billion)

1 Refer to specific note on non-GAAP financial measures
2 Calculated using the weighted average diluted number of common shares as of March 31, 2020 (185,574 thousand)
3 Calculated using the diluted number of common shares as of December 31, 2019 (186,052 thousand)

Maranello (Italy), May 4, 2020 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary results(4) for the first quarter ended March 31, 2020. The Company also revises its guidance for the full year 2020. This guidance reflects the projected impact of the Covid-19 pandemic which will primarily affect second quarter results and provides for a harsh reduction in Formula 1, brand and Maserati engines’ revenues and earnings. Furthermore, the range is predicated on ensuring a strong order book at year-end consistent with a key element of the Company’s growth model.

Shipments(5)(6)

Shipments	For the three months ended
(units)	March 31,
	2020	2019	Change
EMEA	1,516	1,209	307	25%
Americas	750	720	30	4%
Mainland China, Hong Kong and Taiwan	37	328	(291)	(89%)
Rest of APAC	435	353	82	23%
Total Shipments	2,738	2,610	128	5%

Shipments totaled     2,738 units in the first quarter 2020, up 128 units or +4.9% vs. prior year. This achievement was driven by a 5.7% increase in sales of 8 cylinder models (V8) and a 2.4% increase of 12 cylinder models (V12). Volumes rose despite deliveries being suspended earlier than expected due to the Covid-19 pandemic. Robust deliveries for the 488 Pista and the 488 Pista Spider, along with the ramp up of the F8 Tributo, more than offset the 488 GTB and the 488 Spider which concluded their lifecycle in 2019. Deliveries of the Ferrari Monza SP1 and SP2 were mostly in line with our expectations.
EMEA(6) grew by +25.4%, Rest of APAC(6) increased by +23.2%, Americas(6) was up +4.2%, while Mainland China, Hong Kong and Taiwan posted lower shipments as a consequence of the deliberate anticipation of deliveries in 2019.

4 These results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as endorsed by the European Union
5 Excluding the XX Programme, racing cars, Fuori Serie, one-off and pre-owned cars
6 EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait) and Rest of EMEA (includes Africa and the other European markets not separately identified); Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia, South Korea, Thailand and Malaysia

Total net revenues

(Euro million)	For the three months ended
	March 31,
	2020	2019	Change
			at constant
			Currency
Cars and spare parts(7)	788	735	7%	5%
Engines(8)	33	58	(44%)	(44%)
Sponsorship, commercial and brand(9)	89	128	(30%)	(31%)
Other(10)	22	19	14%	11%
Total Net Revenues	932	940	(1%)	(3%)

Net revenues for the first quarter 2020 were Euro 932 million, almost in line with prior year, while down -2.7% at constant currency(1). The increase of revenues in Cars and spare parts(7) to Euro 788 million (+7.3% or +5.0% at constant currency(1)) was driven by sales of the 488 Pista and 488 Pista Spider, along with the ramp up of the F8 Tributo. The Ferrari Monza SP1 and SP2 as well as personalization programs also supported the revenue growth in the Cars and spare parts. This was partially offset by lower sales of the 488 GTB and the 488 Spider, which concluded their lifecycle in 2019, along with lower shipments of the FXX-K EVO. Engines(8) revenues (Euro 33 million, -44.2% also at constant currency(1)) continued to decline, reflecting lower shipments to Maserati. Sponsorship, commercial and brand(9) revenues (Euro 89 million, -30.0% or -30.5% at constant currency(1)) were impacted by the Covid-19, including the temporary suspension of the Formula 1 season resulting in a reduced number of Formula 1 races and corresponding lower revenue accrual in the first quarter as well as reduced in-store traffic and museum visitors. Currency – including translation and transaction impacts as well as foreign currency hedges – had a positive impact of Euro 18 million (mainly USD).

7 Includes net revenues generated from shipments of our cars, including any personalization net revenues generated on cars, as well as sales of spare parts
8 Includes net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams
9 Includes net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues, as well as revenues generated through the Ferrari brand, including merchandising, licensing and royalty income
10 Primarily relates to financial services activities and management of the Mugello racetrack

Adjusted EBITDA(1) and Adjusted EBIT(1)

(Euro million)	For the three months ended
	March 31,
	2020	2019	Change
			at constant
			Currency
Adjusted EBITDA(1)	317	311	2%	(3%)
Adjusted EBIT(1)	220	232	(5%)	(12%)

Q1 2020 Adjusted EBIT(1) was Euro 220 million, -5.2% or -11.9% at constant currency(1) mostly due to the Covid-19 impact on Formula 1, partially offset by higher volumes (Euro 12 million) and a positive Mix / price variance (Euro 37 million). The latter was primarily attributable to the deliveries of the Ferrari Monza SP1 and SP2 and to the impact of the personalization programs, while it was partially offset by lower shipments of the FXX-K EVO. Industrial costs / research and development costs increased (Euro 15 million), mainly due to higher depreciation and amortization of fixed assets. This also included the full cost of employees’ paid days of absence during the Covid-19 production suspension and investments in Formula 1 racing activities. SG&A increased (Euro 11 million) mainly due to the annualization of the increase in staffing throughout 2019 and marketing initiatives in the early part of the first quarter of 2020. Other (down Euro 52 million) decreased due to the Covid-19 impact on the Formula 1 racing calendar, lower engine sales to Maserati as well as lower traffic for brand related activities. Other in Q1 2019 included an Euro 10 million positive impact from the favorable reassessment of a legal dispute.

Financial charges in the quarter increased to Euro 13 million, up Euro 6 million versus prior year, reflecting both a decrease in the fair value of investments held by the Group and an increase in foreign exchange losses and hedging costs.

The tax rate in the quarter was 20%, mainly attributable to the effects of Patent Box, deductions for eligible research and development costs and the hyper and super-depreciation of fixed assets in accordance with tax regulations in Italy.

As a result of the items described above, Adjusted diluted earnings(1) per share for the quarter reached Euro 90 cents, down -5.3% vs. the corresponding prior year period.

Industrial free cash flow(1) for the quarter ended March 31, 2020, was Euro 73 million, driven by Adjusted EBITDA(1), partially offset by capital expenditures(11) of Euro 174 million, including the purchase of tracts of land contiguous to our facilities in Maranello, and negative change in working capital due to the seasonal pattern of trade payables. The prior year was boosted by the collection of the Ferrari Monza SP1 and SP2 advances.

Net Industrial Debt(1) as of March 31, 2020, was Euro 401 million, compared to Euro 337 million as of December 31, 2019. During the first quarter 2020, a total of Euro 130 million of share repurchases were accomplished. Lease liabilities per IFRS 16 as of March 31, 2020, were Euro 72 million.

As of March 31, 2020, total available liquidity was Euro 1,230 million. In April 2020, additional committed credit lines of Euro 350 million were secured with tenors ranging from 18 to 24 months, therefore doubling total committed credit lines available and undrawn as of today to Euro 700 million.

11 Capital expenditures excluding right-of-use assets recognized during the period in accordance with IFRS 16 - Leases

Revised Guidance 2020
This revised guidance for 2020 relies upon several key assumptions and actions taken, which are summarized here below:

•
The guidance range reflects different and partial recovery rates of production volumes lost during the Covid-19-related suspension in 2020, and alternative scenarios in respect of the evolution of the order book in 2020;

•	A significant reduction in Formula 1 revenues reflecting the lower number of races estimated to take place during the 2020 season, with many races expected to be held without fans present;

•	Brand activities project a substantial reduction in turnover to reflect a slow recovery to pre-pandemic levels;

•	SG&A and R&D spending reflects containment initiatives taken and prioritization based on medium term impact analysis;

•	Capital expenditures projected for 2020 reduced to approximately Euro 750 million;

•	Impact of the Covid-19 pandemic to affect primarily second quarter results;

•	Due to significant uncertainties relating to a potential second wave of infections of Covid-19, such scenario was not considered.

Considering the aforementioned assumptions, the Group’s guidance for the year is revised as follows:

(€B, unless otherwise stated)	PREVIOUS GUIDANCE 2020	REVISED GUIDANCE 2020
NET REVENUES	>4.1	3.4-3.6
ADJ. EBITDA (margin %)	1.38-1.43 ≥34%	1.05-1.20 31%-33%
ADJ. EBIT (margin %)	0.95-1.0 ~24%	0.6-0.8 18%-22%
ADJ. DILUTED EPS (€)	3.90-3.95(3)	2.4-3.1(2)
IND. FCF	≥0.4	0.1-0.2

First quarter 2020 highlights

Suspension of production in Maranello and Modena due to the Covid-19
On March 14, 2020, Ferrari announced the decision to suspend production in Maranello and Modena in light of the spread of the Covid-19 pandemic and Ferrari subsequently extended the suspension of its manufacturing activity until May 3, 2020, in accordance with the Government announcement. Ferrari will gradually restart its Maranello and Modena plants on May 4, 2020. They will return to full production on Friday May 8, 2020.

2020 Formula 1 World Championship
The start of the 2020 Formula 1 World Championship has been postponed and there is uncertainty regarding the number and format of Grand Prix races that will take place in 2020, impacting our sponsorship and commercial revenues as we have accrued revenues in the first quarter based on the estimated number of races that will take place for the 2020 season, which is expected to be significantly less than the 2019 season.

Subsequent events

Termination of the third tranche of the disclosed multi-year share repurchase program
On April 1, 2020, Ferrari announced that it would temporarily suspend its multi-year share repurchase program in its Third Tranche (with Euro 154 million executed out of a total of Euro 200 million) and, consequently, to early terminate its non-discretionary share repurchase agreement in place.

“Back on Track”, Ferrari's program to protect the health of employees upon the restart of production
Back on Track is Ferrari's program to safeguard the health of employees upon the restart of production. It entails voluntary blood screenings that provide an overview of the health status of the Ferrari Community and the possible use of an app, currently being tested, that will keep people informed through contact based tracing. With these measures the Company is taking care of its most precious resource, its people, facilitating the safest and most worry-free possible return to working life. Ferrari will share results with the Emilia Romagna Region, making the most advanced practices for the protection of workers' health available to the broader community.

Dividend distribution
On April 16, 2020, the Ferrari’s Annual General Meeting of Shareholders approved a dividend in cash of Euro 1.13 per outstanding common share, an increase of nearly 10% compared to the prior year, totaling approximately Euro 210 million, to be paid on May 5, 2020.

Ferrari initiatives on the Covid-19
Ferrari has joined the collective fight against the Covid-19 through several solidarity projects.
The Company has launched a fundraising among some of its clients, matching all of their donations. Funds will be destined to the medical staff and the health system of Ferrari’s surrounding communities.
Other initiatives in the local community include the purchasing of equipment for local hospitals, emergency medical service vehicles, IT equipment for schools and essential goods for struggling families coping with the emergency situation. The overall funds donated for these specific initiatives, of almost Euro 2 million, were generated thanks to the Chairman, the CEO and Board of Directors pledging their full compensation from April to the end of the year, with the Senior Management Team donating 25% of their salaries for the same period.
These contributions add to respirator valves and fittings for protective masks produced by the Company at its Maranello plant and donated to Italian hospitals. Ferrari, with other companies, contributed to sourcing and purchasing a total of 210 ventilators, alongside other medical equipment from various overseas suppliers, providing for their immediate air transport to Italy.

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 238 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.

Forward Looking Statements
This document, and in particular the section entitled “Revised Guidance 2020” contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the success of the Group’s Formula 1 racing team and the expenses the Group incurs for its Formula 1 activities, the impact of the application of the new Formula 1 regulations (both financial and technical) progressively coming into effect from 2021, the uncertainty of the sponsorship and commercial revenues the Group generates from its participation in the Formula 1 World Championship as a result of the impact of the Covid-19 pandemic, as well as the popularity of Formula 1 more broadly; the Group’s ability to keep up with advances in high performance car technology and to make appealing designs for its new models; Group’s ability to preserve its relationship with the automobile collector and enthusiast community; changes in client preferences and automotive trends; changes in the general economic environment, including changes in some of the markets in which the Group operates, and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile; competition in the luxury performance automobile industry; the Group’s ability to successfully carry out its growth strategy and, particularly, the Group’s ability to grow its presence in growth and emerging market countries; the effects of Brexit; the Group’s low volume strategy; reliance upon a number of key members of executive management, employees, and the ability of its current management team to operate and manage effectively; the performance of the Group’s dealer network on which the Group depend for sales and services; increases in costs, disruptions of supply or shortages of components and raw materials; disruptions at the Group’s manufacturing facilities in Maranello and Modena; the effects of the evolution of and response to the Covid-19 pandemic; the performance of the Group’s licensees for Ferrari-branded products; the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; the ability of Maserati, the Group’s engine customer, to sell its planned volume of cars; the Group’s continued compliance with customs regulations of various jurisdictions; the impact of increasingly stringent fuel economy, emissions and safety standards, including the cost of compliance, and any required changes to its products; the challenges and costs of integrating hybrid and electric technology more broadly into Group’s car portfolio over time; product recalls, liability claims and product warranties; the adequacy of its insurance coverage to protect the Group against potential losses; the Group’s ability to ensure that its employees, agents and representatives comply with applicable law and regulations; the Group’s ability to maintain the functional and efficient operation of its information technology systems, including the Group’s ability to defend from the risk of cyberattacks on its in-vehicle technology; the Group’s ability to service and refinance its debt; the Group’s ability to provide or arrange for adequate access to financing for its dealers and clients, and associated risks; labor relations and collective bargaining agreements; exchange rate fluctuations, interest rate changes, credit risk and other market risks; changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which the Group operates, including possible future bans of combustion engine cars in cities and the potential advent of self-driving technology; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders and other factors discussed elsewhere in this document.
The Group expressly disclaims and does not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements.
Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 949695
Email: ir@ferrari.com

www.ferrari.com

Capex and R&D

(Euro million)	For the three months ended
	March 31,
	2020	2019
Capital expenditures	189	135
of which capitalized development costs(12) (A)	66	65
Research and development costs expensed (B)	140	154
Total research and development (A+B)	206	219
Amortization of capitalized development costs (C)	41	31
Research and development costs as recognized in the consolidated income statement (B+C)	181	185

Non-GAAP financial measures
Operations are monitored through the use of various non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies.

Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.

We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.

Certain totals in the tables included in this document may not add due to rounding.

12 Capitalized as intangible assets

Total Net Revenues, EBITDA, Adj. EBITDA, EBIT and Adj. EBIT at constant currency eliminate the effects of changes in foreign currency (transaction and translation) and of foreign currency hedges.

(Euro million)	For the three months ended
	March 31,
	2020	2020 at
		constant
		currency
Cars and spare parts	788	779
Engines	33	33
Sponsorship, commercial and brand	89	89
Other	22	21
Total Net Revenues	932	922

(Euro million)	For the three months ended
March 31,
2020
EBIT	220
Adjusted EBIT	220
Currency (including hedges)	9
EBIT at constant currency	211
Adjusted EBIT at constant currency	211

(Euro million)	For the three months ended
March 31,
2020
EBITDA	317
Adjusted EBITDA	317
Currency (including hedges)	9
EBITDA at constant currency	308
Adjusted EBITDA at constant currency	308

EBITDA is defined as net profit before income tax expense, net financial expenses and depreciation and amortization.
Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

(Euro million)	For the three months ended
	March 31,
	2020	2019	Change
Net profit	166	180	(14)
Income tax expense	41	45	(4)
Net financial expenses	13	7	6
Amortization and depreciation	97	79	18
EBITDA	317	311	6

(Euro million)	For the three months ended
	March 31,
	2020	2019	Change
EBITDA	317	311	6
Adjustments	-	-	-
Adjusted EBITDA	317	311	6

Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) represents EBIT as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

(Euro million)	For the three months ended
	March 31,
	2020	2019	Change
EBIT	220	232	(12)
Adjustments	-	-	-
Adjusted EBIT	220	232	(12)

Adjusted net profit represents net profit as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

(Euro million)	For the three months ended
	March 31,
	2020	2019	Change
Net profit	166	180	(14)
Adjustments	-	-	-
Adjusted net profit	166	180	(14)

Adjusted EPS represents EPS as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

(Euro per common share)	For the three months ended
	March 31,
	2020	2019	Change
Basic EPS	0.90	0.95	(0.05)
Adjustments	-	-	-
Adjusted basic EPS	0.90	0.95	(0.05)
Diluted EPS	0.90	0.95	(0.05)
Adjustments	-	-	-
Adjusted diluted EPS	0.90	0.95	(0.05)

Basic and diluted EPS(13)

(Euro million, unless otherwise stated)	For the three months ended
	March 31,
	2020	2019	Change
Net profit attributable to the owners of the Company	166	178	(12)
Weighted average number of common shares (thousand)	184,982	187,680
Basic EPS (in Euro)	0.90	0.95	(0.05)
Weighted average number of common shares for diluted earnings per common share (thousand)	185,578	188,478
Diluted EPS (in Euro)	0.90	0.95	(0.05)

13 For the three months ended March 31, 2020 and 2019 the weighted average number of common shares for diluted earnings per common share was increased to take into consideration the theoretical effect of the potential common shares that would be issued under the Company’s equity incentive plans

Net Industrial Debt, defined as total Debt less Cash and cash equivalents (Net Debt), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net Debt of Financial Services Activities).

(Euro million)	Mar. 31, 2020	Dec. 31, 2019
Debt	(2,141)	(2,090)
of which leased liabilities as per IFRS 16 (simplified approach)	72	60
Cash and cash equivalents	880	898
Net Debt	(1,261)	(1,192)
Net Debt of Financial Services Activities	(860)	(855)
Net Industrial Debt	(401)	(337)

Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 - Leases) and intangible assets. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities). Prior to the first quarter of 2020, we defined Free Cash Flow and Free Cash Flow from Industrial Activities without excluding from investments in property, plant and equipment the right-of-use assets recognized during the period in accordance with IFRS 16 - Leases. Applying the current definition of Free Cash Flow and Free Cash Flow from Industrial Activities to the three months ended March 31, 2019 would result in an immaterial difference compared to the figures presented below. The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the three months ended March 31, 2020 and 2019.

(Euro million)	For the three months ended
	March 31,
	2020	2019
Cash flow from operating activities	263	384
Investments in property, plant and equipment and intangible assets(11)	(174)	(135)
Free Cash Flow	89	249
Free Cash Flow from Financial Services Activities	16	(33)
Free Cash Flow from Industrial Activities	73	282

On May 4, 2020, at 3.00 p.m. CEST, management will hold a conference call to present the Q1 2020 results to financial analysts and institutional investors. The call can be followed live and a recording will subsequently be available on the Group’s website http://corporate.ferrari.com/en/investors. The supporting document will be made available on the website prior to the call.

Ferrari N.V. Amsterdam, the Netherlands Registered Office: Via Abetone Inferiore N.4, I -41053 Maranello, (MO) Italy Dutch trade register number: 64060977